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                            September 1, 2022

       Jiang Hui
       Chief Executive Officer
       Wave Sync Corp.
       19 West 44th Street
       Suite 1001
       New York, NY 10036

                                                        Re: Wave Sync Corp.
                                                            Form 10-K filed May
24, 2022
                                                            Form 10-Q filed
July 6, 2022
                                                            Correspondence
filed August 26, 2022
                                                            File No. 001-34113

       Dear Mr. Hui:

              We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our July 27,
       2022 letter.

       Correspondence filed August 26, 2022

       Results of Operations, page 9

   1.                                                   As previously
requested, please expand your disclosures to disclose the terms of your rental agreements for
the industrial properties i.e. whether the rental fee is fixed or variable and whether
the rental contracts are monthly, weekly or annually. Disclose any known seasonal,
competitive, regulatory, or economic factors that impact the rental rates you are able to charge.
Explain why your cost of revenues appear to exclude facility operating costs such as
utilities, insurance, depreciation, landscaping and grass
                                                        maintenance, taxes,
wages, repairs, etc. Fully explain the specific activities you performed to generate
the reported digital mining operations revenue. Disclose the normal time period required to
generate revenue in these transactions, the number of employees involved, and any
related party transactions. Disclose whether the revenue amount is
 Jiang Hui
Wave Sync Corp.
September 1, 2022
Page 2
         equal to the cash proceeds received. If not, disclose how you report these non-cash transactions in your Statements of Cash Flows. We may have further comment.
Note 3, page F-18

2. It remains unclear whether there is an objective basis to value the stock issued in the
         November 2021 transaction at an amount materially different from the price received in cash in the July 2021 third-party stock sale. In this regard, we note that the Registrant had no substantive operations prior to the November 2021 transaction and that there were no observable factors that could reasonably support your conclusion that the stock value increased from $.50/share to $4/share during that period. We further note that the negotiations leading to the November 2021 acquisition appear to have commenced in
         April 2021 based on the disclosures on page F-11 of the 10-K. ASC 820-10-05-1c specifically states that the fair value estimation must maximize the use of relevant observable inputs. As previously requested, please revise to fully comply with the guidance in the ASC.
       You may contact Al Pavot at 202.551.3738 or Terence O'Brien at
202.551.3355 if you
have questions regarding our comments.



FirstName LastNameJiang Hui                                     Sincerely,
Comapany NameWave Sync Corp.
                                                                Division of
Corporation Finance
September 1, 2022 Page 2                                        Office of Life
Sciences
FirstName LastName